LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 www.luselaw.com

writer's direct dial number                                      writer's e-mail

(202) 274-2008                                               aschick@luselaw.com


February 19, 2010

John Hartz
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Energy Services of America Corporation
                  Form 10-K for the Fiscal Year Ended September 30, 2009 File No. 1-32998
                  ------------------------------------------------------

Dear Mr. Hartz:

     Set forth below are the Company's responses to the staff comment letter dated January 22, 2010. For ease of reference the responses are keyed to the staff's comments.


FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30. 2009

Item 7, Managements Discussion and Analysis, page 11 2009 Compared to 2008 - Pro Forma basis, page 17

     1. Please provide us additional information related to the contract losses you incurred when a customer delayed future projects. Explain to us when and how you determine the amounts to be included in your percentage completion calculations under such circumstances. Tell us if there are any current projects where you are assuming add-on work.

          The Company's percentage of completion calculations are done on a cost to cost basis. Each month an evaluation is done on all lump sum projects arriving at a projected cost to complete. The cost to complete is calculated based upon an estimate of labor, materials, equipment, sub contracts, etc. that will be incurred to complete the project. The cost to date plus the estimated cost to complete gives us the anticipated total project cost. The cost to date is divided by the total anticipated cost to complete to arrive at the percentage of completion. That percentage is used to calculate the revenue that should be recognized to that point and accordingly arrive at the amount of profit that has been earned and therefore recognized at that point in time. Since contractual billings may differ from earned revenue, any such adjustments are made to billings in excess of costs

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 2

          or costs in excess of billings depending on which way the adjustment is required. When the scope of the work on various contracts is changed, it is not uncommon to have work order changes that will result in added revenues. There are no current projects where we are assuming add-on work and have not recognized any additional revenues relating to such anticipated change orders. With regards to the losses incurred by ST Pipeline in the quarter ended December 31, 2008, they were anticipating change orders that would authorize additional work based upon discussions with the customer management. When the economic meltdown occurred, the customer cancelled those projects and therefore the revenue did not materialize. The losses incurred by ST Pipeline were solely related to the work completed. No money was expended by the Company relating to the anticipated change orders. ST Pipeline had simply bid the completed projects at thinner margins than normal because they felt that they would receive the change orders for additional work and that overall the margins for the sum of the projects would be acceptable. However, the higher margin change orders/ additional work were withdrawn and coupled with the unexpected customer mandated work stoppages, resulted in losses on the contracts. As noted above, the Company does not recognize currently any anticipated change orders until they are issued by the customer.

Liquidity and Capital Resources, page 18

     2. Please expand your disclosures in future filings, including your next Form 10-Q, to disclose how much additional working capital you are seeking and to address the potential risks and consequences of not obtaining such amounts.

          The anticipated working capital needs for 2010 are expected to be approximately $15 million based upon our cash flow projections. The Company currently has a line of credit of $15 million, though the terms currently do not allow total access to the $15 million due to exclusions of certain items from the borrowing base. The Company is currently negotiating with the banks providing the line to modify the terms to allow the full access to the line. If that is accomplished, the company should have the working capital it needs. However, should it not be able to get the terms modified or find alternate financing, the company would be at risk of not being able to undertake the various jobs it has in its backlog and therefore the Company's revenues and profits would be negatively affected.

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 3

Critical Accounting Policies - Goodwill, page 22


     3. We note your responses to our prior comments 10 and 12. However, it remains unclear to us how you determined that goodwill is not impaired, particularly in light of the significance and duration of your net equity exceeding your market capitalization. Also, given your negative operating trends and operating losses, it is unclear to us what specific assumptions and estimates you used to determine that goodwill is fully recoverable. Please provide us a comprehensive analysis of the underlying assumptions used in your goodwill impairment analysis including your consideration of your market capitalization relative to your net equity.

          Please see the response to comment 5 for an explanation of the valuation methodology and specific assumptions and estimates. Page 28 of the attached valuation performed by Chaffe & Associates reconciles the Company's control value to its market cap. Please note that total market cap encompasses not only the 12.1 million common shares outstanding, but also the 20.3 million warrants outstanding. It is worth noting that the warrants, which have an exercise price of $5.00, continue to have value in the market. At December 31, 2009 the warrants traded at $.56 for a market cap of $11.4 million. The 51% discount from control value to market cap is attributed to an estimated minority discount of 33.4%, with the remainder attributed to the stock being thinly traded and to the complex capital structure that includes the warrants and the underwriter unit purchase option.

     4. Please expand your critical accounting policy disclosures in future filings, including your next Form 10-Q, to address the fact that your market capitalization is significantly below your net equity, your disclosures should clearly indicate the magnitude and duration of this condition. Your disclosures should also address and discuss the specific factors that you considered in determining that goodwill was not impaired as of the most recent reporting date. Please provide us your proposed disclosures supplementally.

          The critical accounting policy disclosure on goodwill was revised and expanded in the December 31, 2009 Form 10-Q as follows:

          Goodwill. The Company has selected July 1 as the date of the annual goodwill impairment evaluation, which is the first day of our fourth fiscal quarter. Goodwill was assigned to the operating units at the time of acquisition. The reporting units to which goodwill was

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 4


          assigned are CJ Hughes ("CJ") and its subsidiary Contractors Rental Corp ("CRC") as one unit, Nitro Electric (a subsidiary of CJ Hughes-"Nitro") and to ST Pipeline. The assignment to CJ consolidated and ST Pipeline was based on the purchase price of each company. Both purchases were supported by fairness opinions. The allocation of the goodwill arising from the purchase of CJ was allocated between CJ/CRC and Nitro based on an internally prepared analysis of the relative fair values of each unit.

          CJ Hughes and its subsidiary CRC are considered one reporting unit because CRC almost exclusively provides labor for CJ as a subcontractor. There have been no material operational changes to any reporting units since the date of acquisition. Although the Company uses a centralized management approach, the reporting units have continued to perform similar services to those performed prior to the acquisition. There have been no sales of equipment, other than in the ordinary course of business, or dispositions of lines of business by any of the operating units.

          The Company's annual impairment analysis at July 1, 2009 indicated a control value for the Company and for each of the reporting units in excess of their respective book values. Accordingly, no loss from impairment was charged against earnings. Management considered the fact that fair value estimates contain assumptions, and note that a ten percent (10%) decline in fair value of each reporting unit would not change the results of our assessment.

          The Company's valuation was based on management's projected operating results for the next fiscal year. The fair value of the reporting units was determined using a weighted combination of a market approach to value utilizing pricing multiples of guideline publicly traded companies, a market approach to value utilizing pricing multiples of guideline merger and acquisition transactions, and an income approach to value utilizing a discounted cash flow model.

          The Company's market capitalization, including the market cap of both the common stock and the outstanding warrants, continues to be at a level below book value, and has been since shortly after the acquisition of the operating companies and the associated redemption of common shares. At December 31, 2009 the market cap of the Company was at 87.8% of book value. The Company believes that the low stock price is attributable to larger than usual discounts for minority shares and lack of marketability due to the low trading volume and the complex capital structure that includes warrants and a unit purchase option.

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 50

          Management will continue to assess at each reporting date the need for a goodwill impairment test under the Accounting Standards Codification if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

     5. Please supplementally provide us with a copy of the valuation by Chaffe & Associates. Please include a brief summary or explanation of the valuation methodology and the significant underlying assumptions.

          A copy of the Chaffe & Associates valuation is being provided supplementally to the staff.

          The Chaffe & Associates valuation report, as of July 1, 2009, applied the following valuation methods in determining a control equity value, on a fair value basis for each of the Company's reporting units:

          o A market approach to value utilizing pricing multiples of guideline publicly traded companies;
          o A market approach to value utilizing pricing multiples of guideline merger and acquisition transactions; and
          o An income approach to value utilizing a discounted cash flow model.

          A summary of the underlying assumptions follows:

          1. All three valuation methods utilize Management's estimated fiscal year 2010 financial projections, which are presented in Chaffe's report on Exhibit E-1, page 1 for Energy Services of America Corporation, Exhibit E-2, page 1 for the ST Pipeline Reporting Unit, Exhibit E-4, page 1 for the CJ Hughes/Contractors Rental Reporting Unit, and Exhibit E-5, page 1 for the Nitro Electric Reporting Unit.

          2. Revenue for the projections mentioned in assumption 1 are based on existing backlog as of June 30, 2009, work that was in the process of being bid, and other work. Estimated fiscal year 2010 revenues are $165.5 million for Energy Services of America, $45.5 million for the ST Pipeline Reporting Unit, $76.1 million for the CJ Hughes/Contractors Rental Reporting Unit, and $43.9 million for the Nitro Electric Reporting Unit.

          3.   2010  Gross  profit  and   operating   profit   margins  for  the
               projections mentioned in assumption 1 are based on the level of profit margin that is built into bid contracts. Estimated gross profit and operating profit margins are 15.27% and 10.97% for Energy Services of America, which is in line with historical profit margins (excluding the losses in 2009). Estimated gross

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 6

               profit and operating profit margins are 15.00% and 12.36% for the ST Pipeline Reporting Unit, which is below the level of profit margins realized in 2007 and 2008 because of one large contract on which ST Pipeline made an above average profit margin. Estimated gross profit and operating profit margins are 20.00% and 15.19% for the CJ Hughes/Contractors Rental Reporting Unit. No comparable 2007 or 2008 statements are available for comparison, but these profit margins are consistent with the level of profit margins that are built into contracts bid. Estimated gross profit and operating profit margins are 7.35% and 2.23% for the Nitro Electric Reporting Unit, which is in line with historical profit margins.

          4. Other significant underlying assumptions for the market approach to value utilizing pricing multiples of guideline publicly traded companies include the price to projected earnings and enterprise value to 2010 Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) pricing multiples for the group of publicly-traded guideline companies and size discounts that were applied to the equity value indications of each Reporting Unit based on its size. These pricing multiples are calculated using stock price and enterprise value data from Capital IQ and consensus analyst estimates for projected earnings and EBITDA from Capital IQ. The data used to calculate these multiples are shown on Exhibit B-1 of Chaffe's report. The size discounts are based on a size discount study using Mergerstat Review data from 1993 through 2008 and is included as Exhibit F-1 of Chaffe's report. Exhibits B-1, B-2, B-4 and B-5 show this valuation approach for Energy Services of America, the ST Pipeline Reporting Unit, the CJ Hughes/Contractors Rental Reporting Unit, and the Nitro Electric Reporting Unit, respectively.

          5. Other significant underlying assumptions for the market approach to value utilizing pricing multiples of guideline merger and acquisition transactions include the price to earnings, price to cash flow, and enterprise value to EBITDA pricing multiples for the merger and acquisition transactions and size discounts that were applied to the equity value indications of each Reporting Unit based on its size. These pricing multiples are calculated using transaction values, earnings, cash flow after tax, and EBITDA from Capital IQ. The data used to calculate these multiples are shown on Exhibit C-1 of the Chaffe report. The size discounts are based on a size discount study using Mergerstat Review data from 1993 through 2008 and is included as Exhibit F-1 of Chaffe's report. Exhibits C-1, C-2, C-4 and C-5 show this valuation approach for Energy Services of America, the ST

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 7

               Pipeline  Reporting  Unit,  the  CJ   Hughes/Contractors   Rental
               Reporting   Unit,   and  the  Nitro  Electric   Reporting   Unit,
               respectively.

          6. The significant assumptions used in the discounted cash flow models used in the income approach are as follows:

               a.   Revenue growth rates range from 5% to 5.2% per year, and are
                    in  line   with   consensus   analyst   estimates   for  the
                    publicly-traded guideline companies.

               b. Profit margins for Energy Services of America and the three reporting units are in line with the assumptions made for the 2010 projections and described in assumption 3.

               c. The terminal revenue growth rate is 5.2% based on the long-term growth rate in U.S. GDP according to the
                    Livingston Economic Survey published by the Philadelphia Federal Reserve.

               d. The weighted average cost of capital is calculated shown on Exhibit A-1, page 2. The cost of equity is built up using a capital asset pricing model using beta and size premium data from Ibbotson Associates. The cost of debt is based on Energy Services of America's cost of debt, and the capital structure weighting is based on an industry average for SIC 162 according to the Ibbotson Cost of Capital Quarterly, which is used as a proxy for the capital structure of "market participant" as referenced in SFAS 157.

          7. The results of these three valuation tests are summarized on Exhibits A-1, A-2, A-4 and A-5 of the Chaffe valuation report for Energy Services of America, the ST Pipeline Reporting Unit, the CJ Hughes/Contractors Rental Reporting Unit, and the Nitro Electric Reporting Unit, respectively.

     6. Please note that if Chaffe & Associates is an expert on whom you are relying for your goodwill impairment analysis, and you continue to refer to them under risk factors in future filings, you need to identify them. In addition, please be advised that if you do identify a third party expert, rather than deleting any reference to them, it will be necessary for you to provide a consent from that expert in any registration statements in accordance with Rule 436(b) of Regulation C.

          The Company acknowledges the staff's comment.

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 8

Item 4. Controls and Procedures, page 24

     7. We note that the September 30, 2009 Form 10-K still does not include the complete, two-part definition of disclosure controls and procedures in your effectiveness conclusion as we requested in our prior comment 16, Please confirm that all your interim and annual assessments have been based on the complete, two-part definition and comply with our prior comment in all future filings.

          We hereby confirm that all of the Company's interim and annual assessments have been based upon the complete two part definition. In order to avoid any confusion in future filings the Company intends to include the following disclosure regarding contents and procedures in its future filings.

          (a)  Evaluation of Disclosure Controls and Procedures

          Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Energy Services of America Corporation files or submits under the Securities Exchange Act of 1934, is (1) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Consolidated Financial Statements Note 11. Income Taxes, page F-17

     8. We note your response to prior comment 15. It remains unclear to us how you determined that no tax valuation allowance was required as of September 30, 2009 based on the uncertainties related to the pending bids, the existing backlog (as noted in your risk factors), the estimated timing and ability to offset deferred tax liabilities, and your projected profitability in light of historical operating losses, Please provide us a comprehensive explanation of how you determined that no valuation allowance was required as of September 30, 2009 and expand the related critical accounting policy disclosures in future filings to address the significant assumptions and any inherent uncertainties underlying your analysis.

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 9

          The Company considered all available evidence in evaluating the need for a valuation allowance at September 30, 2009. Under ASC 740-10-30-18, an entity is allowed to consider both (a) future reversals of existing taxable temporary differences and (b) future taxable income exclusive of reversing temporary differences and carry forwards. The taxable temporary differences attributable to the purchase accounting adjustments is attributable to seven year property and will fully reverse by the end of that time frame. Management recognizes the uncertainty in the projection of future taxable income. However, current management projections of taxable income in excess of $13 million in each of the next three fiscal years are far in excess of the net operating loss carryover of $5.7 million. Please note that backlog disclosed at September 30, 2009 has risen to $144 million, as anticipated by management. As noted in the Company's press release on earnings for the quarter ended December 31, 2009, filed with the Commission on Form 8-K on February 2, 2010, backlog is now $146 million. Despite revenue of $30 million in the quarter our backlog grew by $2 million. Earnings were reported at $637,000, which is in line with management's projections for the fiscal year. As noted in earlier filings, due to seasonality and weather, most of the Company's revenue and profits are generated in the spring and summer months, with less activity in the winter months.

          Attached is management's forecast of income for the 2010 fiscal year. Actual revenue and gross profit for the first quarter is on budget. SG&A expenses were substantially higher than budget and historical levels but there were several costs, such as initial SOX 404 compliance costs, that will not continue. Management believes that SG&A costs for the year will be within 5% of budget. The attached 2010 forecast is for net income before tax of $16.9 million, $11.2 million greater than the amount of the net operating loss carryover. A variance analysis on revenue and gross profit was performed. Management believes that with the existing level of backlog and continuing bid activity it is unlikely that there will be a negative variation in revenue. Although a decline in gross margin cannot be anticipated, such a drastic decline is unlikely. Additionally, any net operating loss not absorbed in 2010 should be absorbed in 2011 or 2012.

          Management also considered the loss incurred in the fiscal year ended September 30, 2009 and noted that much of the loss was caused by losses on two large contracts, which are discussed in comment one in this letter. Additionally, both operating companies generated operating income in the years prior to September 30, 2009. Reference to the historical financial statements of the predecessor companies filed with the Commission on Form DEF14A on June 13, 2008 shows pretax

John Hartz
Senior Assistant Chief Accountant
February 19, 2010
Page 10

          income of ST Pipeline of $27.9 million, $3.3 million and $1.6 million for the years ended December 31, 2007, 2006 and 2005. CJ Hughes reported pre-tax income of $2.8 million, -$.1 million and $1.9 million for those same years. Management believes that the prior year loss is the exception, and that future gross contract margins will return to normal historical and industry levels.

          The Company did consider the possibility of projected revenues and profits being smaller than anticipated, but concluded that it is more likely than not that the deferred tax asset can be realized within a three year time frame, based on all available positive and negative evidence.

                                     * * * *


     We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008.


                                                  Very truly yours,


                                                 /s/ Alan Schick
                                                 Alan Schick




cc:      Edsel R. Burns, President and Chief Executive Officer
         Larry A. Blount, Chief Financial Officer
         Sam Lolan, CPA, Castaing Hussey Lolan LLC

                     ENERGY SERVICES OF AMERICA CONSOLIDATED
                       FORECASTED INCOME STATEMENT "DRAFT"
                               2010 BUSINESS PLAN

         INCOME STATEMENT              OCTOBER    NOVEMBER   DECEMBER     JANUARY    FEBRUARY     MARCH      APRIL        MAY
                                   -------------------------------------------------------------------------------------------------
                                        2009        2009       2009        2010        2010        2010       2010       2010
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         12,315,355  9,180,264   8,867,598   7,346,013   7,429,345 10,771,702 19,565,062  19,976,699
------------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUES                      10,545,231  8,038,202   7,746,045   6,470,546   6,548,045  9,282,964 16,546,674  16,855,406
-----------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                           1,770,124  1,142,062   1,121,552     875,467     881,300  1,488,738  3,018,388   3,121,293
------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT MARGIN %                      14.4%      12.4%       12.6%       11.9%       11.9%      13.8%      15.4%       15.6%
------------------------------------------------------------------------------------------------------------------------------------
S,G,&A EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
    DIRECT EXPENSES                      615,573    580,573     582,073     615,573     580,573    582,073    615,573     580,573
------------------------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN                       1,154,551    561,488     539,479     259,894     300,727    906,665  2,402,815   2,540,720
------------------------------------------------------------------------------------------------------------------------------------
OPER. MARGIN AS % OF REVENUE                9.4%       6.1%        6.1%        3.5%        4.0%       8.4%      12.3%       12.7%
------------------------------------------------------------------------------------------------------------------------------------
    OTHER INCOME                               -          -           -           -           -          -          -           -
------------------------------------------------------------------------------------------------------------------------------------
    OTHER EXPENSE                          4,500      4,500       4,500       4,500       4,500      4,500      4,500       4,500
------------------------------------------------------------------------------------------------------------------------------------
    GAIN OR LOSS ON SALE OF ASSET              -          -           -           -           -          -          -           -
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST & TAXES         1,150,049    556,988     534,979     255,394     296,227    902,165  2,398,315   2,536,220
------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST EXPENSE(INCOME)             101,805    101,802     101,802     101,802     101,802    101,802    101,802     101,802
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                    1,048,246    455,186     433,177     153,592     194,425    800,363  2,296,513   2,434,418
------------------------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (40%)                 419,298    182,075     173,271      61,437      77,770    320,145    918,605     973,767
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE NOL             628,946    273,112     259,907      92,155     116,655    480,219  1,377,908   1,460,651
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING MARGIN %                     18.0%       7.7%        7.7%       -6.1%       -4.1%      16.5%      25.3%       26.4%
===================================-------------------------------------------------------------------------------------------------

                  ENERGY SERVICES OF AMERICA CONSOLIDATED
                       FORECASTED INCOME STATEMENT "DRAFT"
                               2010 BUSINESS PLAN

         INCOME STATEMENT             JUNE          JULY        AUGUST       SEPTEMBER         PLAN
                                   ------------------------------------------------------------------------------------------------
                                      2010          2010         2010          2010            2010
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         17,497,221   18,195,419   18,854,034    15,498,318   165,497,030
-----------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUES                      14,559,999   15,102,183   15,619,804    12,913,752   140,228,853
------------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                           2,937,221    3,093,236    3,234,230     2,584,566    25,268,177
------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT MARGIN %                       16.8%        17.0%        17.2%         16.7%         15.3%
------------------------------------------------------------------------------------------------------------------------------------
S,G,&A EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
    DIRECT EXPENSES                      582,033      615,533      580,533       581,033     7,111,718
------------------------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN                       2,355,188    2,477,703    2,653,697     2,003,533    18,156,459
------------------------------------------------------------------------------------------------------------------------------------
OPER. MARGIN AS % OF REVENUE                13.5%        13.6%        14.1%         12.9%         11.0%
------------------------------------------------------------------------------------------------------------------------------------
    OTHER INCOME                               -          -             -             -             -
------------------------------------------------------------------------------------------------------------------------------------
    OTHER EXPENSE                          4,500        4,500        4,500         4,500        54,000
------------------------------------------------------------------------------------------------------------------------------------
    GAIN OR LOSS ON SALE OF ASSET              -           -            -             -             -
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST & TAXES         2,350,688    2,473,203    2,649,197     1,999,033     18,102,457
------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST EXPENSE(INCOME)             101,802      101,802      101,802       101,802      1,221,627
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                    2,248,886    2,371,401    2,547,395     1,897,231     16,880,832
------------------------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (40%)                 899,554      948,560    1,018,958       758,892      6,752,333
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE NOL           1,349,333    1,422,840    1,528,437     1,138,340     10,128,499
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING MARGIN %                      22.3%        21.5%        22.4%         19.6%           6.1%
===================================-------------------------------------------------------------------------------------------------

                         Net Income before taxes per above                                     16,880,832
                         Net income needed to absorb deferred tax asset                         5,700,000
                         Decline in income before taxes before NOL not absorbed                11,180,832
                         Percent decline in net income before NOL not absorbed                        66%
                         Decline in revenue with no change in gross profit percentage, needed
                          to reduce net income by above                                       73,230,234
                         Percentage decline in revenue needed                                         44%
                         Gross profit percentage sufficent to absorb NOL with no decline
                          in revenue                                                                8.51%
                         Percent decline in gross profit percentage needed                         44.25%